[LOGO] ING FUNDS                                                  Exhibit (d)(3)

June 7, 2006

Erik Lindahl
Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116

Dear Mr. Lindahl:

On Thursday, March 16, 2006, the Board of Directors of ING Partners, Inc. voted to replace Massachusetts Financial Services Company as Sub-Adviser to ING MFS Capital Opportunities Portfolio. Thus, the Investment Sub-Advisory Agreement (the "Agreement") with Massachusetts Financial Services Company will terminate in accordance with Section 12 of the Agreement. Thornburg Management Company will assume sub-advisory duties effective August 7, 2006.

In the interim, we will be contacting you to facilitate a smooth transition. Further, the Board of Directors has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders. I know we can count on your cooperation in this regard.

Finally, on a personal note, I want to thank you and your team for all your support throughout this process. We continue to value our relationship with your firm.


Very truly yours,


/s/ James M. Hennessy

James M. Hennessy
President and Chief Executive Officer
ING Partners, Inc.

7337 E. Doubletree Ranch Rd.    Tel: 480-477-3000             ING Partners, Inc.
Scottsdale, AZ 85258-2034       Fax: 480-477-2744
                                www.ingfunds.com